Mail Stop 6010

June 1, 2006

Mr. Stuart Michelson
Chief Financial Officer
Surgilight, Inc.
12001 Science Drive, Suite 140
Orlando, Florida 32826

> **Re:** **Surgilight, Inc.**
> **Form 10-KSB for the Year Ended December 31, 2005**
> **Forms 10-QSB for the Quarter Ended March 31, 2006**
> **File No. 000-24897**

Dear Mr. Michelson:

We have reviewed your filings and your response letter filed on April 27, 2006 and we have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2005

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

-Inventory

1.   You state that adjustments to the carrying value of inventory for excess and obsolete items are based, in part, on your estimate of demand over the following twelve month period. Further you state this estimate, though based on your historical experience and consideration of other relevant factors, such as the current economic climate, is subject to some uncertainty. It is still unclear from your current disclosure, the methodology used by management to determine inventory obsolescence and when adjustments to the carrying value of your inventory are necessary. Revise to describe the methodology used by management in determining inventory obsolescence including the significant assumptions used and other relevant factors you consider. Your disclosure should include your analysis of inventory held beyond twelve months.

2.   We note within the sales and marketing section you state that the inventory is not obsolete due to your core technology remains cutting edge as determined by independent outside testing and is patent protected and the contracts with distributors provide for sales beyond the current operating cycle. In light of your disclosure that distributors have not been meeting their sales quotas and can return inventory, tell us and revise this section to discuss in detail how you have concluded there is a demand for your equipment.

Liquidity and Capital Resources

3.   Revise this section and footnote 1 of the financial statements to include a discussion of a viable plan that has the capability of removing the threat to the continuation of the business. Refer to FRC 607.02 and SAS 34.

Financial Statements

Notes to Financial Statements

Note 1. The Company and Summary of Significant Accounting Policies

-(g) Inventory

4.   Revise to explain how you consider **current customer demand** for your systems, especially since the majority of your inventory exceeds anticipated sales. We note, for example, that you have classified the majority of your inventory as long-term.

-(m) Revenue Recognition

5.   We note from your disclosures throughout the filing that you entered into arrangements to sell your products through international distributors. Disclose the nature and significant terms of these arrangements with distributors, including any post shipment obligations, acceptance provisions and return provisions that may exist and how you account for such obligations. Please expand your policy for revenue recognition to include the accounting for distributor arrangements.

6.   Please revise to include a note that describes the following in connection with the licensing arrangement entered into with Biolase:
   - the nature and term of the licensing arrangement.
   - the required payments of licensing fees and royalties under the arrangement.
   - your revenue recognition policy for licensing fees. Within your disclosure, include why immediate recognition of the licensing fee was appropriate.
   - disclose the nature of any continuing involvement by you with the patents that are being licensed to Biolase other than maintaining and defending the patents.

Item 8A. Controls and Procedures

7.   We note your disclosure that your principal executive officer and principal financial officer have evaluated your disclosure controls and procedures as of a date within 90 days before the filing date of your annual report. As previously requested, please revise to disclose management's conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Refer to Item 307 of Regulation S-B and Part III.F of Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Release No. 33-8238, available on our website at www.sec.gov/rules/final/33-8238.htm.

Form 10-QSB for the Quarter Ended March 31, 2006

8.   Please amend your quarterly reports on Form 10-QSB to address the comments issued in this letter, as necessary.

As appropriate, please amend your 2005 Form 10-KSB and your Form 10-QSB for the quarterly period ended March 31, 2006 and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3327 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

`

Michele Gohlke
Branch Chief